January 13, 2015	News Release 15–06

SILVER STANDARD TO ANNOUNCE FIRST QUARTER 2015 CONSOLIDATED FINANCIAL RESULTS MAY 12, 2015
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) announces the dates for the first quarter 2015 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing first quarter 2015 consolidated financial results: Tuesday, May 12, 2015, after markets close.

▪	Conference call and webcast: Wednesday, May 13, 2015, at 11:00 a.m. EDT.
Toll-free in North America:     +1 (888) 429-4600
All other callers:         +1 (970) 315-0481
Webcast:        www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com. Audio replay will be available for one week by calling:
Toll-free in North America:     +1 (855) 859-2056, replay conference ID 21829146
All other callers:     +1 (404) 537-3406, replay conference ID 21829146

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

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